UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35500

Oaktree Capital Group, LLC

(Exact name of registrant as specified in its charter)

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Units Representing Limited Liability Company Interests

(Title of each class of securities covered by this Form)

6.625% Series A Preferred Units

6.550% Series B Preferred Units

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A units, no par value: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Oaktree Capital Group, LLC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 10, 2019

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Todd Molz
Name:	Todd Molz
Title:	General Counsel and Chief Administrative Officer

By:	/s/ Richard Ting
Name:	Richard Ting
Title:	Managing Director Associate General Counsel

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